United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

NOTICE TO THE MARKET

Pursuant to the provisions of article 157, paragraph 4, of Law nº 6,404/76 and of CVM Instruction nº 358/2002, and subsequent to the Material Information releases published on November 3rd and December 1st of 2008 and January 19, 2009, and the public announcement of April 22, 2009, ARACRUZ CELULOSE S.A. ("ARACRUZ" or " the Company"), with a view to keeping the market informed about developments in the process of restructuring its debt arising from derivative transactions, hereby announces that it has completed with the banks that were counterparties to the aforementioned transactions (“Banks”) the drawing up of the document that sets out the terms of the agreement, ratifying all the conditions informed in the Material Information release published on January 19, 2009, without any modification in relation to restrictive contractual clauses, financial charges and guarantees provided.

Being thus conclued all the negotiations, yesterday, May 13, 2009, at the end of the day, ARACRUZ and the Banks executed the agreement that consolidates the process of restructuring the Company’s debt.

Aracruz, May 14, 2009.

Marcos Grodetzky Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer